UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-15256

Brasil Telecom S.A.

(Exact name of registrant as specified in its charter)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

Tel: (55 61) 3415-1414

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.375% Notes due 2014

(Title of each class of securities covered by this Form)

Preferred Shares, without par value, each represented by

American Depositary Shares

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☐

Rule 12g-4(a)(2)        ☐

Rule 12h-3(b)(1)(i)    ☒

Rule 12h-3(b)(1)(ii)  ☐

Rule 15d-6                ☐

Approximate number of holders of record as of the certification or notice date: 18

Pursuant to the requirements of the Securities Exchange Act of 1934, Brasil Telecom S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 19, 2009	By: /s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer